Exhibit 12.1

GOVERNMENT PROPERTIES INCOME TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Three Months Ended
	March 31,	Year Ended December 31,
	2016	2015		2014	2013	2012

Income (loss) from continuing operations (including gain on sale of properties, if any) before income tax expense and equity in
earnings (losses) of investees	$7,617	$(227,990)		$42,190	$55,308	$48,903
Distributions of earnings from equity investees	9,117	21,882		17,046	—	—
Fixed charges	9,364	37,008		28,048	16,831	16,892
Adjusted earnings (loss)	$26,098	$(169,100)		$87,284	$72,139	$65,795

Fixed Charges:
Interest on indebtedness and net amortization of deferred
finance costs and debt premiums and discounts	$9,364	$37,008		$28,048	$16,831	$16,892

Ratio of adjusted earnings (loss) to fixed charges	2.8x	(4.6x)	(1)	3.1x	4.3x	3.9x

(1)The deficiency for the year ended December 31, 2015 was approximately $206.1 million.